FILED BY COEUR D’ALENE MINES CORPORATION PURSUANT TO
RULE 425 UNDER THE SECURITIES ACT OF 1933 AND DEEMED
FILED PURSUANT TO RULE 14A-12 UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: WHEATON RIVER MINERALS LTD. (NO. 1-31561)

FILING: REGISTRATION STATEMENT ON FORM S-4 (REGISTRATION NO. 333-117325)

The following contains excerpts from a presentation posted to Coeur d’Alene Mines Corporation’s (“Coeur”) website in connection with Coeur’s August 9, 2004 earnings conference call. Portions of the presentation that do not relate to Coeur’s tender offer for common shares of Wheaton River Minerals Ltd. have been redacted.

Second Quarter Conference Call August 9, 2004

This presentation contains forward-looking statements relating to the Company's silver and gold mining business and the proposed acquisition of Wheaton River. Such statements are subject to numerous assumptions and uncertainties, many of which are outside the Company's control including statements regarding the potential impact of the proposed acquisition on both the combined entity and the Company's and Wheaton River's stockholders. Other forward-looking statements and related risks and uncertainties include the outcome of the proposed offer to purchase, negotiation and completion of a formal transaction agreement, governmental regulatory processes, the Company's ability to successfully integrate the operations of Wheaton River, assumptions with respect to future revenues, expected mining program performance and cash flows and the outcome of known and unknown contingencies. Operating, exploration and financial data, and other statements in this document are based on information the Company believes reasonable, but involve significant uncertainties as to future gold and silver prices, costs, ore grades, estimation of gold and silver reserves, mining and processing conditions, the completion and/or updating of mining feasibility studies, changes that could result from the Company's future acquisition of new mining properties or businesses, the risks and hazards inherent in the mining business (including environmental hazards, industrial accidents, weather or geologically related conditions), regulatory and permitting matters, risks inherent in the ownership and operation of, or investment in, mining properties or businesses in foreign countries, as well as other uncertainties and risk factors set out in the Company's filings from time to time with the SEC, including, without limitation, the Company's reports on Form 10-K and Form 10-Q. Actual results and timetables could vary significantly from the estimates presented, and readers are cautioned not to unduly rely on forward-looking statements. The Company disclaims any intent or obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise. All forward-looking statements, other than those relating to the proposed offer to purchase Wheaton common shares, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and are made subject to the safe harbors provided therein. This communication is neither an offer to purchase nor a solicitation of an offer to sell shares of Wheaton River or the Company. Coeur has filed with the U.S. Securities and Exchange Commission a Registration Statement on Form S-4 and a Tender Offer Statement on Schedule TO relating to its offer to purchase all outstanding Wheaton River common shares. A separate form of documentation, containing additional information required by Canadian law, will be filed with Canadian securities regulatory authorities. The offer to purchase will be made only pursuant to tender offer materials as required by applicable law. Coeur also has filed proxy materials relating to a proposed special meeting of Coeur shareholders to consider and vote upon certain matters relating to the proposed offer to purchase. This press release is not a solicitation of proxies from any security holder of Wheaton River or the Company, and any such solicitations will only be pursuant to proxy materials complying with applicable law. YOU ARE URGED TO READ THE REGISTRATION STATEMENT, THE SCHEDULE TO, ANY RELATED TENDER OFFER DOCUMENTS AND ANY PROXY SOLICITATION MATERIALS FILED WITH THE SEC AND CANADIAN SECURITIES REGULATORY AUTHORITIES, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. You can obtain such materials, and any amendments and supplements thereto, without charge at the SEC's website, www.sec.gov. You also may obtain copies of these materials these and other documents filed by the Company with the SEC by requesting them in writing from, 400 Coeur d'Alene Mines Building, 505 Front Avenue, Coeur d'Alene, Idaho 83814, Attn: Investor Relations, tel: (208) 667-3511

[Text redacted]

Wheaton River Tender Offer

4th largest North American precious metals company - Top 10 global gold producer World's leading primary silver producer with over 22 million ounces of annual production (4th largest global silver producer) Leading, low-cost gold producer One of the most liquid precious metals mining stocks (NYSE, TSX) A Coeur-Wheaton River Combination Creates Significant Value for Both Coeur and Wheaton River Shareholders

A Coeur-Wheaton River Combination Creates Significant Value for Both Coeur and Wheaton River Shareholders One of the fastest growing precious metals companies with four attractive development projects High degree of leverage to commodity prices Financially powerful with strong free cash flow, flexible balance sheet, and enhanced access to capital markets Accretive for both sets of shareholders

Offer: Up to C$5.47/share in cash, subject to proration if holders request more than a total of C$570m; or 0.796 shares of Coeur common stock (or exchangeable shares) Current Value: C$3.82/share (assuming all current holders elect cash) C$2.2 billion (US$1.7 billion) Transaction Summary

Process Timing Mail tender offer materials to all WHT U.S. mailed shareholders Cdn Early/mid-August File preliminary proxy materials for CDE Special Shareholder Meeting Completed Mail CDE definitive proxy materials for CDE Special Shareholder Meeting Early/mid August Receive regulatory approval Mid September Take up of WHT shares / CDE shareholder Mid/Late September meeting Anticipated closing End of September Milestones to Completion

NYSE: CDE